September 23, 2009

VIA EDGAR CORRESPONDENCE AND FEDEX

Mr. David L. Orlic

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Armstrong World Industries, Inc.
Amendment No. 1 to Schedule TO filed by Armor TPG Holdings LLC et al.
Filed on September 16, 2009
File No. 005-30703

Dear Mr. Orlic:

On behalf of Armor TPG Holdings LLC (“Purchaser”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to us dated September 18, 2009 with respect to the above-referenced filing.

For your convenience, the text of the Staff’s comments is set forth below in italics followed in each case by the response. Purchaser is concurrently filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) via EDGAR, four copies of which are enclosed with the FedEx’d copy of this letter for your convenience. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase unless otherwise indicated.

General

1. We note your response to comment two of our letter dated September 14, 2009. Further, we note that according to the issuer’s most recent Form 10-K, there are currently 650 holders of record. Please tell us your analysis as to how many holders of record would remain if the tender offer were to be fully subscribed. We may have further comment.

Under Rule 13e-3(a)(3), a Rule 13e-3 transaction is a transaction or series of transactions that has a reasonable likelihood or a purpose of, directly or indirectly, causing: a class of the issuer’s equity securities to become eligible for termination of registration; the reporting obligations with respect to such class to become eligible for termination or suspension; any class of equity securities of the issuer to be delisted from any national securities exchange or not authorized to be quoted on an inter-dealer quotation system of any registered national securities association (a “Rule 13e-3 Effect”).

We note the Staff’s comment and respectfully submit that, although we cannot predict the precise number of holders of record of Armstrong World Industries, Inc. (“AWI” or “Issuer”) that would remain if the tender offer were to be fully subscribed, the likelihood of any meaningful reduction in the number of holders of record is extremely small. Accordingly, the offer is not reasonably likely to result in Issuer failing to meet the requirements that Issuer maintain a minimum number of holders of record to continue its listing on the New York Stock Exchange (“NYSE”) or to continue its reporting obligations under the Exchange Act, nor is that the purpose of the offer. Thus, the offer does not constitute the first step in a Rule 13e-3 transaction.

First, Purchaser has no intent and it is not now nor has it ever been Purchaser’s purpose to cause, directly or indirectly, a Rule 13e-3 Effect by means of the offer, either alone or as part of a series of transactions. As stated on page 20 of the Offer to Purchase, the purpose of the offer is to comply with Issuer’s Amended and Restated Articles of Incorporation (the “Charter”).

Second, there is no reasonable likelihood the offer will reduce the number of record holders so as to result in its shares being delisted from the NYSE or eliminate AWI’s reporting requirements. The Charter requires that the offering price in the offer be equal to the price per share paid by Purchaser to the Trust for those shares acquired from the Trust. Thus, the offer price per share in the offer is $22.31. As of the close of trading on the day prior to commencement of the offer, the price of the shares was $29.21, and at all times since then the trading price of the shares has consistently been substantially above the offer price, with the lowest closing price during the offer period being $29.59. The closing price of the shares on Tuesday, September 22, 2009 was $34.67, which is $12.36 or 55% higher than the offer price. At current market prices shareholders of Issuer can obtain a substantially higher price for their shares by selling their shares in the open market or otherwise rather than pursuant to the offer. This point is made in bold type on the cover page and elsewhere in the Offer to Purchase. We therefore anticipate that very few shares will be tendered in the offer and, accordingly, anticipate that the reduction in record holders as a result of the offer will be very few, if any.

Third, in the very unlikely event that the trading price of the shares falls dramatically prior to the expiration of the offer such that shareholders would be likely to tender, we believe that all shareholders (including record holders) would likely act in a substantially similar manner such that there would likely be substantial participation in the offer resulting in over-subscription of the offer. Purchaser is prohibited by the terms of the Confidentiality Agreement it entered into with Issuer (as described on page 23 of the Offer to Purchase) from increasing the number of shares it offered to purchase in the offer. Thus, if there were substantial participation in the offer, Purchaser would be required to purchase shares pro rata from the tendering shareholders. As stated on page 1 of the Offer to Purchase, if more than 4,435,935 shares are tendered, shares will be purchased on a pro rata basis as required by Exchange Act Rule 14d-8. The proration factor will equal 4,435,935 divided by the total number of shares properly tendered. Thus, there would be minimal, if any, decrease in the overall number of holders of record in the event the share price falls and many shareholders participate in the tender offer, there would be merely a decrease in the number of shares held by each of the holders of record that have chosen to tender.

As the Staff noted, according to AWI’s most recent 10-K, as of February 19, 2009, there were approximately 650 holders of record of Issuer’s common stock. Shares of AWI are currently listed on the NYSE and that organization requires 400 total stockholders (beneficial holders or record holders) for continued listing of capital or common stock. See NYSE Listed Company Manual Section 802.01A. As stated above, we do not believe there is a reasonable likelihood that the offer will result in a material decrease in the number of holders of record following expiration of the offer and certainly not a decrease of 250 holders. Furthermore, as the

NYSE includes both holders of record and beneficial holders within the 400-shareholder minimum it is even more remote that the offer will result in a decrease in the number of stockholders, as defined by the NYSE, such that AWI would lose eligibility to be listed on the NYSE upon the expiration of the offer. And as long as AWI remains so listed, it remains subject to the reporting obligations of the Exchange Act.

2. We have referred your response to comment three of our letter dated September 14, 2009, regarding Rule 14e-5, to the Division of Trading & Markets. Staff of that division will contact you with further comments or requests for additional information.

We note the Staff’s comment.

Certain Information Concerning AWI, page 13

3. We note your response to comment six of our letter dated September 14, 2009, in which you state that Rule 100(a) does not require additional disclosure with respect to financial projections, because the offer is not by or on behalf of the issuer or pursuant to any agreement with the issuer. We believe that disclosure of projections by an affiliated third-party bidder is on behalf of the registrant and, therefore, that Rule 100(a) does apply in that circumstance. In this regard, we note your statement that the filing persons were never provided with the additional information that would be required by Regulation G; however, affiliates generally have access to the information necessary to provide the Regulation G disclosure. Please revise, or advise regarding your ability to obtain the necessary information from the issuer. In your response, please provide an analysis regarding the need to disseminate revised or additional offering materials to disclose this information to security holders.

Revised disclosure has been included on page 2 of Amendment No. 2 in response to the Staff’s comment.

We note the Staff’s comment and respectfully submit that under the circumstances presented here, as set forth in the Offer to Purchase and Amendment No. 2, Purchaser is not required to include a reconciliation of the non-GAAP financial projections in the Offer to Purchase. In this regard, we note that although Purchaser has become an affiliate of Issuer, the offer is only being made to comply with the Charter and resulted from TPG’s negotiations with the Trust, which did not involve AWI’s participation, and therefore, under these circumstances, the Purchaser’s disclosures are not on behalf of the registrant within the meaning of Rule 100(a) of Regulation G. We further note that, as also set forth in Amendment No. 2, the non-GAAP financial projections were not material to Purchaser’s decision to purchase the shares pursuant to the Purchase and Sale Agreement, Purchaser’s resulting obligation under the Charter to make the offer or the determination of the offer price. And we also note that, as set forth in Amendment No. 2, Purchaser has not been furnished by AWI with a reconciliation of the projections to GAAP and, in response to Purchaser’s request for such a reconciliation following receipt of the Staff’s comment letter, AWI has declined to provide Purchaser with such a reconciliation.

Certain Information Concerning Purchaser, Its Affiliates and Group Members, page 15

4. We note your response to comment seven of our letter dated September 14, 2009, regarding disclosure of bidder financial statements. Please amend your Schedule TO to disclose the materiality analysis you provided in your response.

Revised disclosure adding the materiality analysis has been included on pages 2 and 3 of Amendment No. 2 in response to the Staff’s comment.

*    *    *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me by telephone at (212) 225-2370 or Lindsay Barenz at (212) 225-2774 or by fax at (212) 225-3999.

Very truly yours,

/s/ Victor Lewkow

Victor Lewkow

Cc:	Clive Bode
Lindsay Barenz

4